Exhibit 99.19

Consent of Christopher Moreton

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral reserve and resource estimates for the Cerro San Pedro Mine and to the use of information derived from the technical report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosi, Mexico,” dated February 16, 2010 and amended March 22, 2010, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2009 and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 26th day of March, 2010.

/s/ Christopher Moreton
Name: Christopher Moreton
Title: Senior Consulting Geologist for Scott Wilson Roscoe Postle Associates Inc.